UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

Commission File Number: 333-122113                        Cusip Number 86332V208
                       ------------                                    ---------
(Check One):  [X] Form 10-K                   [ ] Form 10-Q
              [ ] Form 20-F  [ ] Form 11-K    [ ] Form N-SAR

For Period Ended: December 31, 2009
                 ------------------------
[ ] Transition Report on Form 10-K    [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K    [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                              IN Media Corporation
                            -------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable

                         4920 El Camino Real Suite 100
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                              Los Altos, CA 94022
                            -------------------------
                            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or other transition report or portion thereof, could not be filed within the prescribed period.

IN Media Corporation (the "Company") will not be able to file its report on Form 10-K for the period ended December 31, 2009 within the prescribed time period without incurring undue hardship and expense. The Company intends to file its Form 10-K within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company is in the process of preparing its financial information as well as completing the required review.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Simon Westbrook                408              313-5830
           -------------------------------------------------------------
           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), been filed? If answer is no,
     identify report(s).                                          [X] YES [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [X] YES [ ] NO

If so, attach an explanation of the anticipated change, both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company was the subject of a merger as reported on Form 8-K filed with the Securities and Exchange Commission on November 2, 2009. The expenses of the company increased from $32,038 for the year ended December 31, 2008 to $716, 586 for the year ended December 31, 2009, which was the year of the merger. We need additional time to reconcile information provided by the two parties to the merger. The issued and outstanding shares of the Company have increased from 11,500,000 as of December 31, 2008 to 45,000,000 as of March 31, 2010 in part as a result of the merger


                              IN Media Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2010                       By  /s/ Simon Westbrook, CFO
                                               ---------------------------------